Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

October 29, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dice Holdings, Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client, Dice Holdings, Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form its Registration Statement on Form S-3 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of certain of the Company’s common stock, par value $0.01 per share, of the Company.

The filing fee in respect of the Registration Statement has been paid.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or jkennedy@paulweiss.com, or the undersigned at (416) 504-0536 or afink@paulweiss.com.

Very truly yours,

/s/ Alexis A. Fink

Alexis A. Fink

cc:	Brian P. Campbell, Esq., Vice President, Business and Legal Affairs brianc@dice.com Dice Holdings, Inc.